UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2024 Results

Financial Results and Business Overview

September 30, 2024

ICL Group Ltd

ICL Reports Third Quarter 2024 Results

Continued to deliver sequential growth, with sales of $1.8 billion and adjusted EBITDA of $383 million Raising guidance for specialties-driven businesses

Tel Aviv, Israel, November 11, 2024 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2024. Consolidated sales were $1.75 billion versus $1.86 billion in the prior year. Operating income was $214 million, with adjusted operating income of $243 million, versus $227 million of operating income in the third quarter of last year. Adjusted EBITDA was $383 million versus $346 million. Diluted earnings per share were $0.09, with adjusted diluted EPS of $0.11, versus $0.11 in the third quarter of last year.

“ICL delivered another sequential increase in EBITDA, as well as versus the prior year, marking four consecutive quarters of improvement, despite lower potash prices. All three of our specialties-driven businesses showed significant year-over-year improvement in EBITDA, demonstrating the strength of our strategy and our ability to consistently deliver strong cash generation,” said Raviv Zoller, president and CEO of ICL. “While we are still facing some challenges related to geopolitical uncertainties, we remain focused on developing our innovative product portfolio pipeline and executing targeted cost and efficiency efforts.”

The company raised its guidance for full year 2024 and now expects specialties-driven EBITDA of between $0.95 billion to $1.05 billion, an increase from previous guidance of $0.8 billion to $1.0 billion. The company intends to limit its total 2024 annual potash sales volumes to 4.6 million metric tons, already committed, which is in-line with 2023 sales volumes and in expectation of improved conditions in 2025. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2024 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2023 revenues totaled approximately $7.5 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q3 2024 Results 2

Financial Figures and non-GAAP Financial Measures

7-9/2024		7-9/2023		1-9/2024		1-9/2023		1-12/2023
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales

Sales	1,753	-	1,862	-	5,240	-	5,846	-	7,536	-
Gross profit	596	34	586	31	1,721	33	2,111	36	2,671	35
Operating income	214	12	227	12	628	12	992	17	1,141	15
Adjusted operating income (1)	243	14	227	12	683	13	1,007	17	1,218	16
Net income attributable to the Company's shareholders	113	6	137	7	337	6	580	10	647	9
Adjusted net income attributable to the Company’s shareholders (1)	136	8	137	7	380	7	592	10	715	9
Diluted earnings per share (in dollars)	0.09	-	0.11	-	0.26	-	0.45	-	0.50	-
Diluted adjusted earnings per share (in dollars) (2)	0.11	-	0.11	-	0.29	-	0.46	-	0.55	-
Adjusted EBITDA (2)(3)	383	22	346	19	1,122	21	1,397	24	1,754	23
Cash flows from operating activities (4)	408	-	426	-	1,016	-	1,258	-	1,710	-
Purchases of property, plant and equipment and intangible assets (5)	159	-	191	-	446	-	525	-	780	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	In the first nine months of 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

(4)	Reclassified – see Note 2 to the Company's Interim Financial Statements.

(5)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

 We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

ICL Group Limited Q3 2024 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused. For our Potash business we provide sales volumes guidance. The Company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q3 2024 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	214	227	628	992	1,141
Charges related to the security situation in Israel (1)	14	-	40	-	14
Impairment and write-off of assets and provision for site closure (2)	15	-	15	15	49
Provision for early retirement (3)	-	-	-	-	16
Legal proceedings (4)	-	-	-	-	(2)
Total adjustments to operating income	29	-	55	15	77
Adjusted operating income	243	227	683	1,007	1,218
Net income attributable to the shareholders of the Company	113	137	337	580	647
Total adjustments to operating income	29	-	55	15	77
Total tax adjustments (5)	(6)	-	(12)	(3)	(9)
Total adjusted net income - shareholders of the Company	136	137	380	592	715

(1)	For 2024 and 2023, reflects charges relating to the security situation in Israel.

(2)
For 2024, reflects mainly a write-off of assets resulting from the closure of two small sites. For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan.

(3)	For 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2023, reflects a reversal of a legal provision.

(5)	For 2024 and 2023, reflects the tax impact of adjustments made to operating income.

ICL Group Limited Q3 2024 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	127	142	383	603	687
Financing expenses, net	39	42	107	135	168
Taxes on income	49	43	139	254	287
Less: Share in earnings of equity-accounted investees	(1)	-	(1)	-	(1)
Operating income	214	227	628	992	1,141
Depreciation and amortization	140	119	439	390	536
Adjustments (1)	29	-	55	15	77
Total adjusted EBITDA (2)	383	346	1,122	1,397	1,754

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	In the first nine months of 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

Calculation of diluted adjusted earnings per share was made as follows:

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	113	137	337	580	647
Adjustments (1)	29	-	55	15	77
Total tax adjustments	(6)	-	(12)	(3)	(9)
Adjusted net income - shareholders of the Company	136	137	380	592	715
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,371	1,290,813	1,290,094	1,290,926	1,290,668
Diluted adjusted earnings per share (in dollars) (2)	0.11	0.11	0.29	0.46	0.55

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q3 2024 Results 6

Events in the reporting period

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of the country, which have since escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Q3 2024 Results 7

Consolidated Results Analysis

Results analysis for the period July – September 2024

	Sales	Expenses	Operating income
	$ millions
Q3 2023 figures	1,862	(1,635)	227
Total adjustments Q3 2023	-	-	-
Adjusted Q3 2023 figures	1,862	(1,635)	227
Quantity	7	(1)	6
Price	(96)	-	(96)
Exchange rates	(20)	27	7
Raw materials	-	83	83
Energy	-	3	3
Transportation	-	(13)	(13)
Operating and other expenses	-	26	26
Adjusted Q3 2024 figures	1,753	(1,510)	243
Total adjustments Q3 2024*	-	(29)	(29)
Q3 2024 figures	1,753	(1,539)	214

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine and phosphorus-based flame retardants, specialty minerals products, elemental bromine, salts, phosphate-based food additives and turf and ornamental products. This impact was partially offset by lower sales volumes of potash, clear brine fluids, FertilizerpluS products and phosphate fertilizers.

-
Price – The negative impact on operating income was primarily related to a decrease of $45 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of WPA, salts, phosphate-based food additives, bromine-based industrial solutions and FertilizerpluS products. This impact was partially offset by higher selling prices of specialty agriculture products and phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact of our hedging strategy on operational costs, which offset the negative impact of the appreciation of the average exchange rate of the Israeli shekel against the US dollar. This impact was partially offset by a negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which exceeded the positive impact on operational costs.

-
Raw materials – The positive impact on operating income was primarily due to lower costs of commodity fertilizers, caustic soda, potassium hydroxide (KOH), raw material used in the production of industrial solutions products and nitrogen. This impact was partially offset by higher costs of sulphur.

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily due to lower operational costs.

ICL Group Limited Q3 2024 Results 8

Financing expenses, net

Net financing expenses in the third quarter of 2024 amounted to $39 million, compared to $42 million in the corresponding quarter last year, a decrease of $3 million. This reduction is mainly due to a decrease of $6 million in net interest expenses.

Tax expenses

In the third quarter of 2024, the Company’s reported tax expenses amounted to $49 million, compared to $43 million in the corresponding quarter of last year, reflecting an effective tax rate of 28% and 23%, respectively. The Company’s relatively lower effective tax rate for corresponding quarter was mainly due to the devaluation of the shekel against the US dollar.

ICL Group Limited Q3 2024 Results 9

Results analysis for the period January – September 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	5,846	(4,854)	992
Total adjustments YTD 2023*	-	15	15
Adjusted YTD 2023 figures	5,846	(4,839)	1,007
Quantity	386	(226)	160
Price	(958)	-	(958)
Exchange rates	(34)	82	48
Raw materials	-	283	283
Energy	-	29	29
Transportation	-	(11)	(11)
Operating and other expenses	-	125	125
Adjusted YTD 2024 figures	5,240	(4,557)	683
Total adjustments YTD 2024*	-	(55)	(55)
YTD 2024 figures	5,240	(4,612)	628

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, elemental bromine, magnesium, specialty agriculture products, turf and ornamental products, MAP used as raw materials for energy storage solutions and salts. This impact was partially offset by lower sales volumes of potash, clear brine fluids, phosphorus-based industrial solutions and phosphate fertilizers.

-
Price – The negative impact on operating income was primarily related to a decrease of $103 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of WPA, MAP used as raw materials for energy storage solutions, FertilizerpluS and specialty agriculture products, turf and ornamental products, elemental bromine, bromine-based flame retardants, specialty minerals products, phosphorus-based flame retardants, salts and phosphate-based food additives. This impact was partially offset by higher selling prices of phosphate fertilizers.

-
Exchange rates - The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel, the Brazilian real, and the Chinese yuan against the US dollar, as well as the positive impact of our hedging strategy on operational costs. This was partially offset by a negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real and the Chinese yuan against the US dollar.

-
Raw materials - The positive impact on operating income was primarily due to lower costs of commodity fertilizers, sulphur, caustic soda, potassium hydroxide (KOH), raw materials used in the production of industrial solutions products and ammonia.

-	Energy – The positive impact on operating income was due to decreased gas and electricity prices.

-	Transportation - The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q3 2024 Results 10

Financing expenses, net

Net financing expenses for the nine-month period ended September 30, 2024, amounted to $107 million, compared to $135 million in the corresponding period last year, a decrease of $28 million. This reduction is primarily due to a decrease of $19 million in losses from net exchange rate differences and hedging transactions, as well as a decrease of $12 million in net interest expenses.

Tax expenses

For the nine-month period ended September 30, 2024, the Company's reported tax expenses amounted to $139 million, compared to $254 million in the corresponding period of last year, reflecting an effective tax rate of 27% and 30%, respectively. The Company’s relatively lower effective tax rate for this period reflected a lower surplus profit levy mainly due to a decrease in potash prices.

ICL Group Limited Q3 2024 Results 11

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	309	267	959	928	1,227
Sales to external customers	305	264	945	912	1,206
Sales to internal customers	4	3	14	16	21
Segment Operating Income	50	31	169	181	220
Depreciation and amortization	15	11	42	40	57
Segment EBITDA	65	42	211	221	277
Capital expenditures	21	17	56	62	91

Highlights and business environment

•	Elemental bromine sales increased year-over-year as higher volumes offset lower prices.

•
Bromine-based flame retardants sales increased year-over-year, with higher volumes, mainly in Asia and Europe, partially offset by lower prices, as demand in the electronics and construction end-markets remained weak.

•	Phosphorus-based flame retardants sales increased year-over-year, with higher volumes, mainly in Europe, partially offset by lower prices, as demand in the construction end-markets remained soft.

•	Clear brine fluids sales decreased year-over-year due to lower demand, mainly in the Eastern Hemisphere, which resulted in lower volumes.

•
Specialty minerals sales increased year-over-year, as supply interruptions in the Far East increased demand, which resulted in higher sales volumes of KCL, Magnesium Chloride and other Magnesia products for industrial applications. This increase was partially offset by lower prices.

ICL Group Limited Q3 2024 Results 12

Results analysis for the period July – September 2024

	Sales	Expenses	Operating income
	$ millions
Q3 2023 figures	267	(236)	31
Quantity	58	(42)	16
Price	(17)	-	(17)
Exchange rates	1	-	1
Raw materials	-	3	3
Energy	-	2	2
Transportation	-	(2)	(2)
Operating and other expenses	-	16	16
Q3 2024 figures	309	(259)	50

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, elemental bromine, specialty minerals and phosphorus-based flame retardants. This was partially offset by lower sales volumes of clear brine fluids.

-
Price – The negative impact on operating income was primarily due to lower selling prices of bromine-based industrial solutions, specialty minerals, bromine-based flame retardants and phosphorus-based industrial solutions.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q3 2024 Results 13

Results analysis for the period January – September 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	928	(747)	181
Quantity	203	(123)	80
Price	(172)	-	(172)
Exchange rates	-	12	12
Raw materials	-	8	8
Energy	-	5	5
Transportation	-	3	3
Operating and other expenses	-	52	52
YTD 2024 figures	959	(790)	169

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine and specialty minerals. This impact was partially offset by lower sales volumes of clear brine fluids and phosphorus-based industrial solutions.

-	Price – The negative impact on operating income was due to lower selling prices of bromine-based industrial solutions, specialty minerals as well as bromine and phosphorus-based flame retardants.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was due to decreased costs of Bisphenol A (BPA).

-	Energy – The positive impact on operating income was due to decreased gas and electricity prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q3 2024 Results 14

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations and key indicators

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	389	526	1,234	1,708	2,182
Potash sales to external customers	292	409	922	1,357	1,693
Potash sales to internal customers	17	22	65	80	129
Other and eliminations (1)	80	95	247	271	360
Gross Profit	162	250	488	129	1,171
Segment Operating Income	59	125	181	546	668
Depreciation and amortization (2)	61	39	181	129	175
Segment EBITDA (2)	120	164	362	675	843
Capital expenditures	87	89	216	252	384
Potash price - CIF ($ per tonne)	297	342	304	407	393

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

(2)
In the nine and three-month periods ended September 30, 2024, the Potash segment's EBITDA increased by $49 million and by $16 million, respectively, following an immaterial accounting reclassification of certain assets.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $297 in the third quarter was 1% lower than the second quarter and 13% lower year-over-year.

•	The Grain Price Index decreased by 14.3% during the quarter. Corn, wheat, soya and rice prices were 11.5%, 14.1%, 11.9% and 16.4% lower, respectively.

•
In October 2024, the WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.2.% for the 2024/25 agriculture year, compared to 28.1% for the 2023/24 agriculture year and a five-year average of 28.9%.

•
In August 2024, ICL reached an agreement with IPL, a long-term customer in India, to supply an aggregate of 420,000 metric tonnes of potash, to be supplied through 2024, at a price in line with the current market price in India. With this agreement, ICL has sold all of its standard and fine potash it will produce in 2024. The agreement is within the framework of the five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022.

ICL Group Limited Q3 2024 Results 15

Additional segment information

Global potash market - average prices and imports:

Average prices		7-9/2024	7-9/2023	VS Q3 2023	4-6/2024	VS Q2 2024
Granular potash – Brazil	CFR spot ($ per tonne)	300	351	(14.5)%	311	(3.5)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	340	392	(13.3)%	348	(2.3)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	283	309	(8.4)%	292	(3.1)%
Potash imports
To Brazil	million tonnes	3.9	3.6	8.3%	4.1	(4.9)%
To China	million tonnes	2.8	2.9	(3.4)%	2.6	7.7%
To India	million tonnes	0.6	0.6	0.0%	0.9	(33.3)%

Sources: CRU (Fertilizer Week October 3, 2024), FAI, SIACESP (Brazil), Chinese customs & Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
Production	1,085	1,101	3,324	3,281	4,420
Total sales (including internal sales)	1,060	1,280	3,297	3,504	4,683
Closing inventory	310	324	310	324	284

Third quarter 2024

-
Production – Production was 16 thousand tonnes lower year-over-year, as higher production quantities totaling 60 thousand tonnes at our site in Spain were offset by lower production quantities of 76 thousand tonnes at our site in the Dead Sea, mainly due to operational challenges and war related issues.

-
Sales – The quantity of potash sold was 220 thousand tonnes lower year-over-year mainly due to decreased sales volumes in China, Europe and Brazil, partially offset by higher sales volumes in India and the US.

1-9/2024

-	Production – Production was 43 thousand tonnes higher year-over-year, mainly due to operational improvements in Spain, which outweighed operational challenges in the Dead Sea.

-
Sales – The quantity of potash sold was 207 thousand tonnes lower year-over-year, mainly due to decreased sales volumes in China and India, partially offset by higher sales volumes in the US, Europe and Brazil.

ICL Group Limited Q3 2024 Results 16

Results analysis for the period July – September 2024

	Sales	Expenses	Operating income
	$ millions
Q3 2023 figures	526	(401)	125
Quantity	(70)	48	(22)
Price	(69)	-	(69)
Exchange rates	2	3	5
Energy	-	1	1
Transportation	-	(7)	(7)
Operating and other expenses	-	26	26
Q3 2024 figures	389	(330)	59

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of potash to China, Brazil, and Europe, partially offset by higher sales volumes to India and the US. The decrease in sales volumes to China was partially due to a deferral of approximately 120 thousand tonnes, as a result of war-related production and logistics challenges.

-	Price – The negative impact on operating income resulted primarily from a decrease of $45 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact of our hedging strategy on operational costs, which offset the negative impact of the appreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Transportation – The negative impact on operating income was primarily due to an increase in marine and inland costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q3 2024 Results 17

Results analysis for the period January – September 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,708	(1,162)	546
Quantity	9	(11)	(2)
Price	(487)	-	(487)
Exchange rates	4	16	20
Raw materials	-	3	3
Energy	-	17	17
Transportation	-	(8)	(8)
Operating and other expenses	-	92	92
YTD 2024 figures	1,234	(1,053)	181

-	Quantity – The negative impact on operating income was primarily related to decreased potash sales volumes from the Dead Sea site, partially offset by higher sales volumes of magnesium.

-	Price – The negative impact on operating income resulted primarily from a decrease of $103 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to decreased gas and electricity prices.

-	Transportation – The negative impact on operating income was primarily due to an increase in marine costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q3 2024 Results 18

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators (1)

	7-9/2024 (2)	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	577	595	1,708	1,835	2,350
Sales to external customers	529	534	1,574	1,667	2,141
Sales to internal customers	48	61	134	168	209
Segment Operating Income	100	73	277	265	350
Depreciation and amortization	40	45	140	153	207
Segment EBITDA	140	118	417	418	557
Capital expenditures	70	68	193	181	270

(1)
In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities, as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments.

(2)
For Q3 2024, Phosphate Specialties comprised $331 million of segment sales, $49 million of operating income, $12 million of D&A and represented $61 million of EBITDA, while Phosphate Commodities comprised $246 million of segment sales, $51 million of operating income, $28 million of D&A and represented $79 million of EBITDA.

ICL Group Limited Q3 2024 Results 19

Significant Highlights

•
Phosphate prices increased in the third quarter due to tight stock positions in key markets, strategic allocation decisions and prevailing policies. Key benchmarks were on average 8% higher quarter-over-quarter, with Indian prices 19% higher during the quarter.

•	Developments in key markets are described in detail below:

-
Chinese DAP prices rose by $75/t in the third quarter, as a lack of guidance from the government led to speculation over availability. Exports were limited through the first quarter of 2024 but firmed in the second and third quarters, as exports to India were redirected to higher paying markets, such as Latin America and other parts of Asia. Consequently, the year-to-date gap compared to 2023 has narrowed.

-
Although India succeeded in lowering prices during the second quarter, the absence of Chinese supplies due to Chinese export policy, resulted in Indian arrivals decreasing by half to 2.5Mt year-over-year, and stocks falling from 2.7Mt to 1.5Mt. This resulted in a $101 increase in DAP prices, as India had to raise its bids to draw suppliers away from higher-paying markets. By the end of the quarter, DAP FOB India was assessed at $640/mt.

-
US phosphate demand continued to increase into the third quarter as farmers aimed to maximize soy and corn planting for the 2024/25 season. With local production unable to keep up, and countervailing duties (CVDs) still limiting supply, imports had to cover the shortfall. As a result, processed phosphate arrivals remained elevated, despite the substantial imports that already occurred during the first quarter. This maintained the DAP FOB NOLA price at an average of $602/mt, $13/mt higher than the previous quarter's average.

-
In Brazil, importers faced challenges in securing adequate supplies of MAP/NPS ahead of the Safra 2025 planting season. With a positive domestic soy and corn production forecast, buyers procured any available product, including additional superphosphate. This maintained MAP prices at an average of $635/mt throughout the quarter, $54/mt higher than the previous quarter's average.

•
Indian phosphoric acid prices are negotiated on a quarterly basis. The third quarter price settled at $950/t P2O5, $2 higher than the second quarter of 2024. For the fourth quarter, the price settled at $1,060/t, up by $110/t.

•
Sulphur FOB Middle East prices concluded the third quarter at $127/t, reflecting a $45 increase from prevailing levels at the end of the second quarter of 2024. This is attributed to reduced export volumes from the Middle East, shipment delays from Vancouver, and positive sentiment on the demand side.

•
Food specialties volumes increased year-over-year while global revenue declined due to lower prices in line with decreasing input costs. Higher revenues were recorded in industrial salts compared to the previous year, with volume increases in all major regions, partially offset by price adjustments reflecting decreasing input costs.

•
Sales of white phosphoric acid (WPA) decreased year-over-year due to lower selling prices in Europe as well as North and South America, partially offset by increased volumes in Europe and North America.

•
Sales of battery materials in Asia increased year-over-year in line with increased market demand. In addition, sales to a new customer in South America began in the third quarter as the Company continues to execute its long-term strategy to provide commercial solutions for the energy storage systems (ESS) market.

ICL Group Limited Q3 2024 Results 20

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	7-9/2024	7-9/2023	VS Q3 2023	4-6/2024	VS Q2 2024
DAP	CFR India Bulk Spot	598	518	15%	527	13%
TSP	CFR Brazil Bulk Spot	513	394	30%	425	21%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	305	275	11%	281	9%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	106	82	29%	84	26%

Source: CRU (Fertilizer Week Historical Prices, October 2024).

Results analysis for the period July – September 2024

	Sales	Expenses	Operating income
	$ millions
Q3 2023 figures	595	(522)	73
Quantity	3	15	18
Price	(24)	-	(24)
Exchange rates	3	3	6
Raw materials	-	25	25
Transportation	-	(2)	(2)
Operating and other expenses	-	4	4
Q3 2024 figures	577	(477)	100

-
Quantity – The positive impact on operating income was due to higher sales volumes of salts in all major regions, phosphate-based food additives and WPA, partially offset by lower sales volumes of phosphate fertilizers.

-
Price – The negative impact on operating income was primarily due to lower selling prices of WPA, salts and phosphate-based food additives. This was partially offset by higher selling prices of phosphate fertilizers in certain regions.

-
Exchange rates – The favorable impact on operating income was mainly due to a positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar, as well as a positive impact on operational costs due to our hedging strategy, which offset the negative impact of the appreciation of the average exchange rate of the Israeli shekel against the US dollar, and the depreciation of the average exchange rate of the Brazilian real against the US dollar.

-	Raw materials –The positive impact on operating income was mainly due to lower costs of caustic soda and potassium hydroxide (KOH), partially offset by higher costs of sulphur.

ICL Group Limited Q3 2024 Results 21

Results analysis for the period January – September 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,835	(1,570)	265
Quantity	64	(20)	44
Price	(183)	-	(183)
Exchange rates	(8)	28	20
Raw materials	-	111	111
Energy	-	4	4
Operating and other expenses	-	16	16
YTD 2024 figures	1,708	(1,431)	277

-
Quantity – The positive impact on operating income was due to higher sales volumes of salts, as well as higher sales volumes of MAP used as raw materials for energy storage solutions. This was partially offset by lower sales volumes of phosphate fertilizers and WPA.

-
Price – The negative impact on operating income primarily related to lower selling prices of WPA, phosphate-based food additives, salts and MAP used as raw materials for energy storage solutions, partially offset by higher selling prices of phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which was partially offset by the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, caustic soda and potassium hydroxide (KOH).

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

ICL Group Limited Q3 2024 Results 22

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	7-9/2024	7-9/2023	1-9/2024	1-9/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	538	550	1,511	1,595	2,073
Sales to external customers	534	546	1,497	1,572	2,047
Sales to internal customers	4	4	14	23	26
Segment Operating Income	49	20	97	56	51
Depreciation and amortization	15	17	54	48	68
Segment EBITDA	64	37	151	104	119
Capital expenditures	20	18	54	56	92

Highlights and business environment

•
Specialty Agriculture (SA): Sales decreased year-over-year as exchange rate fluctuations, mainly in Brazil and lower sales volumes in China offset higher prices and higher sales volumes of MKP and water-soluble products in Europe.

•
Turf and Ornamental (T&O): Sales increased year-over-year primarily due to higher sales of ornamental horticulture, with increased demand for CRF, water-soluble and other ornamental products in Europe, China, and India. In addition, Turf and landscape sales increased as higher volumes, mainly for CRF in Europe, offset lower prices.

•	FertilizerpluS: Sales decreased year-over-year due to lower sales volumes, mainly in South America and Europe, as well as lower prices, mainly in India and Europe.

•
As part of the Company’s goal to expand its Growing Solutions’ product offerings, in July 2024 the Company completed its acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of customized agriculture formulations and products for growers. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

•
In August 2024, ICL signed a $170 million, five-year agreement with AMP Holdings Group Co. Ltd. to distribute specialty water-soluble fertilizers for drip irrigation in China. This partnership, which includes purchase commitments and exclusivity clauses, will continue until 2028. The agreement underscores ICL’s strategic push into the Chinese market where rising demand for specialty fertilizers is driven by shifts in agricultural practices and the growing adoption of fertigation solutions.

ICL Group Limited Q3 2024 Results 23

Results analysis for the period July – September 2024

	Sales	Expenses	Operating income
	$ millions
Q3 2023 figures	550	(530)	20
Quantity	3	(1)	2
Price	11	-	11
Exchange rates	(26)	22	(4)
Raw materials	-	35	35
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(14)	(14)
Q3 2024 figures	538	(489)	49

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of turf and ornamental products, partially offset by lower sales volumes of FertilizerpluS products.

-
Price – The positive impact on operating income was due to higher selling prices of specialty agriculture products, partially offset by lower selling prices of FertilizerpluS and turf, as well as ornamental products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which exceeded the positive impact on operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers and nitrogen.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q3 2024 Results 24

Results analysis for the period January – September 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,595	(1,539)	56
Quantity	106	(69)	37
Price	(159)	-	(159)
Exchange rates	(31)	26	(5)
Raw materials	-	193	193
Energy	-	5	5
Transportation	-	(6)	(6)
Operating and other expenses	-	(24)	(24)
YTD 2024 figures	1,511	(1,414)	97

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Price – The negative impact on operating income was due to lower selling prices of turf and ornamental products, FertilizerpluS products and specialty agriculture products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulted from the depreciation of the average exchange rate of the Brazilian real against the US dollar, which exceeded the positive impact on operational costs.

-	Raw materials - The positive impact on operating income was primarily related to lower costs of commodity fertilizers, potassium hydroxide (KOH) and ammonia.

-	Energy - The positive impact on operating income was primarily due to decreased electricity prices.

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q3 2024 Results 25

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the third quarter, cash flow provided by operating activities amounted to $408 million, compared to $426 million in the corresponding quarter last year.

Net cash used in investing activities

In the third quarter, net cash used in investing activities amounted to $204 million, compared to $187 million in the corresponding quarter last year. This Increase was mainly due to net cash paid for a business combination in the US, which was partially offset by lower payments for property, plant and equipment.

Net cash used in financing activities

In the third quarter, net cash used in financing activities amounted to $107 million, compared to $299 million in the corresponding quarter last year. This decrease was mainly due to changes in the credit facilities.

Outstanding net debt

As of September 30, 2024, ICL’s net financial liabilities amounted to $1,948 million, a decrease of $147 million compared to December 31, 2023.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. In April 2024, all lenders exercised the option to extend their agreements by one year, until April 2029. As of September 30, 2024, the Company utilized $425 million of the facility.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million and an additional $100 million uncommitted. As of September 30, 2024, ICL utilized approximately $179 million of the facility’s framework.

ICL Group Limited Q3 2024 Results 26

Ratings and financial covenants

Fitch Ratings

In June 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Rating

In July 2024, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of September 30, 2024, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the nine and three-month periods ended September 30, 2024, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Board of Directors and Senior Management Updates

Mr. Shalom Shlomo was appointed to the Board of Directors, effective as of January 1, 2024, to serve until the next annual general meeting of shareholders of the Company.

As of May 8, 2024, Ms. Maya Grinfeld, ICL’s VP, Marketing and Communication, is considered an office holder of the Company.

On July 17, 2024, at the Company’s 2024 Annual General Meeting of Shareholders (the "AGM"), the shareholders approved the following resolutions: (a) the re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) the re-election of Dr. Miriam Haran as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term; (c) an amendment to the Company’s Articles of Association in order to allow for indemnification and insurance of directors and officers under the Israeli Economic Competition Law, 1988 (the “Israeli Competition Law”); (d) an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Competition Law; and, (e) the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

On July 18, 2024, the Company’s Board of Directors determined that Mr. Avisar Paz qualifies as an independent director under the New York Stock Exchange corporate governance standards.

On October 9, 2024, at an Extraordinary General Meeting of Shareholders, the following resolutions were approved: (a) re-election of Ms. Dafna Gruber as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term; and (b) approval of an Amended Compensation Policy for Office Holders of the Company, including the application of the financial goals’ adjustments in amended Section 7.6 thereof in the amended policy for purposes of calculating the annual bonus payout for 2024 of the Executive Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company.
ICL Group Limited Q3 2024 Results 27

Risk Factors

In the nine and three-month periods ended September 30, 2024, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2024 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the third quarter of 2024 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2023 published by the Company on Form 20-F and the report for the first and second quarters of 2024 published by the Company (the "prior quarterly report"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

ICL Group Limited Q3 2024 Results 28

Consolidated Financial Statements (Unaudited)

As of September 30, 2024

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	September 30, 2024	September 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	393	307	420
Short-term investments and deposits	110	162	172
Trade receivables	1,393	1,387	1,376
Inventories	1,591	1,722	1,703
Prepaid expenses and other receivables	337	362	363
Total current assets	3,824	3,940	4,034

Non-current assets
Deferred tax assets	149	141	152
Property, plant and equipment	6,414	6,125	6,329
Intangible assets	916	851	873
Other non-current assets	255	217	239
Total non-current assets	7,734	7,334	7,593

Total assets	11,558	11,274	11,627

Current liabilities
Short-term debt	606	592	858
Trade payables	921	814	912
Provisions	49	71	85
Other payables	874	809	783
Total current liabilities	2,450	2,286	2,638

Non-current liabilities
Long-term debt and debentures	1,845	1,984	1,829
Deferred tax liabilities	495	464	489
Long-term employee liabilities	339	334	354
Long-term provisions and accruals	223	234	224
Other	71	64	56
Total non-current liabilities	2,973	3,080	2,952

Total liabilities	5,423	5,366	5,590

Equity
Total shareholders’ equity	5,873	5,664	5,768
Non-controlling interests	262	244	269
Total equity	6,135	5,908	6,037

Total liabilities and equity	11,558	11,274	11,627

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,753	1,862	5,240	5,846	7,536
Cost of sales	1,157	1,276	3,519	3,735	4,865

Gross profit	596	586	1,721	2,111	2,671

Selling, transport and marketing expenses	280	264	833	807	1,093
General and administrative expenses	63	66	191	189	260
Research and development expenses	19	17	50	54	71
Other expenses	22	14	27	84	128
Other income	(2)	(2)	(8)	(15)	(22)

Operating income	214	227	628	992	1,141

Finance expenses	46	79	166	255	259
Finance income	(7)	(37)	(59)	(120)	(91)
Finance expenses, net	39	42	107	135	168

Share in earnings of equity-accounted investees	1	-	1	-	1

Income before taxes on income	176	185	522	857	974

Taxes on income	49	43	139	254	287

Net income	127	142	383	603	687

Net income attributable to the non-controlling interests	14	5	46	23	40

Net income attributable to the shareholders of the Company	113	137	337	580	647

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.09	0.11	0.26	0.45	0.50

Diluted earnings per share (in dollars)	0.09	0.11	0.26	0.45	0.50

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,171	1,289,318	1,289,869	1,289,332	1,289,361

Diluted (in thousands)	1,290,371	1,290,813	1,290,094	1,290,926	1,290,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	127	142	383	603	687

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	87	(72)	(55)	(16)	80
Change in fair value of cash flow hedges transferred to the statement of income	(3)	22	10	67	59
Effective portion of the change in fair value of cash flow hedges	(2)	(24)	(21)	(63)	(41)
Tax relating to items that will be reclassified subsequently to net income	2	-	3	(1)	(4)
	84	(74)	(63)	(13)	94

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	1	14	14	27	33
Tax relating to items that will not be reclassified to net income	-	(3)	(3)	(7)	(8)
	1	11	11	20	25

Total comprehensive income	212	79	331	610	806

Comprehensive income attributable to the non-controlling interests	24	4	50	10	35

Comprehensive income attributable to the shareholders of the Company	188	75	281	600	771

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 35

 Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	127	142	383	603	687
Adjustments for:
Depreciation and amortization	140	119	439	390	536
Fixed assets impairment	7	-	7	-	-
Exchange rate, interest and derivative, net	9	27	105	75	24
Tax expenses	49	43	139	254	287
Change in provisions	-	(13)	(53)	(41)	(32)
Other	2	1	6	7	29
	207	177	643	685	844

Change in inventories	(14)	251	95	415	465
Change in trade receivables	73	(28)	(42)	205	252
Change in trade payables	46	(59)	17	(167)	(101)
Change in other receivables	(31)	(6)	(27)	(11)	26
Change in other payables	22	(19)	4	(226)	(210)
Net change in operating assets and liabilities	96	139	47	216	432

Income taxes paid, net of refund	(22)	(32)	(57)	(246)	(253)

Net cash provided by operating activities (*)	408	426	1,016	1,258	1,710

Cash flows from investing activities
Proceeds (payments) from deposits, net	-	1	61	(78)	(88)
Purchases of property, plant and equipment and intangible assets	(159)	(191)	(446)	(525)	(780)
Interest received (*)	4	2	14	7	10
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	1	19	4	4
Business combinations	(50)	-	(72)	-	-
Other	-	-	-	1	1
Net cash used in investing activities	(204)	(187)	(424)	(591)	(853)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(63)	(82)	(183)	(406)	(474)
Receipts of long-term debt	273	131	611	484	633
Repayments of long-term debt	(307)	(255)	(919)	(653)	(836)
Receipts (Repayments) of short-term debt	8	(72)	7	(89)	(25)
Interest paid (*)	(16)	(21)	(79)	(85)	(125)
Receipts (payments) from transactions in derivatives	(2)	-	1	6	5
Dividend paid to the non-controlling interests	-	-	(57)	(15)	(15)
Net cash used in financing activities	(107)	(299)	(619)	(758)	(837)

Net change in cash and cash equivalents	97	(60)	(27)	(91)	20
Cash and cash equivalents as of the beginning of the period	287	372	420	417	417
Net effect of currency translation on cash and cash equivalents	9	(5)	-	(19)	(17)
Cash and cash equivalents as of the end of the period	393	307	393	307	420

(*) Reclassification - see Note 2 below.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2024
Balance as of July 1, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(63)	(63)	-	(63)
Comprehensive income	-	-	77	(3)	-	114	188	24	212
Balance as of September 30, 2024	549	238	(544)	142	(260)	5,748	5,873	262	6,135

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended September 30, 2023
Balance as of July 1, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

Share-based compensation	-	-	-	1	-	-	1	-	1
Dividends	-	-	-	-	-	(82)	(82)	-	(82)
Comprehensive income	-	-	(71)	(2)	-	148	75	4	79
Balance as of September 30, 2023	549	234	(573)	135	(260)	5,579	5,664	244	5,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	3	-	-	7	-	7
Dividends	-	-	-	-	-	(183)	(183)	(57)	(240)
Comprehensive income	-	-	(59)	(8)	-	348	281	50	331
Balance as of September 30, 2024	549	238	(544)	142	(260)	5,748	5,873	262	6,135

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the nine-month period ended September 30, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	5	-	-	6	-	6
Dividends	-	-	-	-	-	(406)	(406)	(15)	(421)
Comprehensive income	-	-	(3)	3	-	600	600	10	610
Balance as of September 30, 2023	549	234	(573)	135	(260)	5,579	5,664	244	5,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 39

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events in the reporting period

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of the country, which have since escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Quarterly Report 40

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2023 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

Nonetheless, commencing with the second quarter of 2024, management decided to reclassify interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities. Management believes that the revised classification provides a more comprehensive view of the financing cost and the nature of financing transactions. Comparative figures have been retrospectively adjusted in the statement of cash flows to reflect this policy change.

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

ICL Group Limited Quarterly Report 41

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

ICL Group Limited Quarterly Report 42

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm which promotes innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

ICL Group Limited Quarterly Report 43

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report 44

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2024

Sales to external parties	305	341	529	534	44	-	1,753
Inter-segment sales	4	48	48	4	1	(105)	-
Total sales	309	389	577	538	45	(105)	1,753

Segment operating income (loss)	50	59	100	49	(7)	(8)	243
Other expenses not allocated to the segments							(29)
Operating income							214

Financing expenses, net							(39)

Income before income taxes							176

Depreciation, amortization and impairment	15	61	40	15	3	13	147
Capital expenditures	21	87	70	20	2	7	207
Capital expenditures as part of business combination	-	-	-	53	-	-	53

ICL Group Limited Quarterly Report 45

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2023

Sales to external parties	264	477	534	546	41	-	1,862
Inter-segment sales	3	49	61	4	2	(119)	-
Total sales	267	526	595	550	43	(119)	1,862

Segment operating income (loss)	31	125	73	20	(11)	(11)	227
Other expense not allocated to the segments							-
Operating income							227

Financing expenses, net							(42)
Income before income taxes							185

Depreciation and amortization	11	39	45	17	4	3	119

Capital expenditures	17	89	68	18	2	5	199

ICL Group Limited Quarterly Report 46

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2024

Sales to external parties	945	1,089	1,574	1,497	135	-	5,240
Inter-segment sales	14	145	134	14	3	(310)	-
Total sales	959	1,234	1,708	1,511	138	(310)	5,240

Segment operating income (loss)	169	181	277	97	(14)	(27)	683
Other expenses not allocated to the segments							(55)
Operating income							628

Financing expenses, net							(107)

Income before income taxes							522

Depreciation, amortization and impairment	42	181	140	54	11	18	446
Capital expenditures	56	216	193	54	5	18	542
Capital expenditures as part of business combination	-	-	-	88	-	-	88

ICL Group Limited Quarterly Report 47

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2023

Sales to external parties	912	1,565	1,667	1,572	130	-	5,846
Inter-segment sales	16	143	168	23	4	(354)	-
Total sales	928	1,708	1,835	1,595	134	(354)	5,846

Segment operating income (loss)	181	546	265	56	(22)	(19)	1,007
Other expense not allocated to the segments							(15)
Operating income							992

Financing expenses, net							(135)
Income before income taxes							857

Depreciation and amortization	40	129	153	48	11	9	390

Capital expenditures	62	252	181	56	7	11	569

ICL Group Limited Quarterly Report 48

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,141	2,047	169	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,350	2,073	172	(468)	7,536

Segment operating income (loss)	220	668	350	51	(34)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	207	68	17	12	536

Capital expenditures	91	384	270	92	13	23	873

ICL Group Limited Quarterly Report 49

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2024		7-9/2023		1-9/2024		1-9/2023		1-12/2023
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	384	22	446	24	952	18	1,183	20	1,530	20
USA	295	17	284	15	896	17	967	17	1,262	17
China	258	15	269	14	794	15	775	13	1,059	14
United Kingdom	78	4	88	5	259	5	354	6	428	6
Germany	76	4	75	4	250	5	272	5	340	5
Spain	75	4	79	4	228	4	271	5	348	5
Israel	73	4	66	4	216	4	202	3	274	4
India	63	4	41	2	133	3	167	3	196	3
France	61	3	64	3	208	4	191	3	254	3
Netherlands	37	2	46	2	112	2	144	2	171	2
All other	353	21	404	23	1,192	23	1,320	23	1,674	21
Total	1,753	100	1,862	100	5,240	100	5,846	100	7,536	100

ICL Group Limited Quarterly Report 50

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2024
Europe	93	99	148	174	32	(36)	510
Asia	118	78	150	58	8	(5)	407
South America	6	108	78	225	-	-	417
North America	78	46	155	35	1	(2)	313
Rest of the world	14	58	46	46	4	(62)	106
Total	309	389	577	538	45	(105)	1,753

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2023
Europe	89	130	165	185	26	(52)	543
South America	6	132	98	247	-	-	483
Asia	84	139	143	48	14	(6)	422
North America	78	55	144	28	-	1	306
Rest of the world	10	70	45	42	3	(62)	108
Total	267	526	595	550	43	(119)	1,862

ICL Group Limited Quarterly Report 51

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2024
Europe	306	364	436	591	96	(110)	1,683
Asia	337	233	453	195	26	(17)	1,227
South America	16	305	247	475	-	(3)	1,040
North America	252	157	432	121	2	(4)	960
Rest of the world	48	175	140	129	14	(176)	330
Total	959	1,234	1,708	1,511	138	(310)	5,240

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2023
Europe	345	496	490	591	95	(149)	1,868
South America	18	415	309	562	-	(3)	1,301
Asia	241	427	433	199	24	(20)	1,304
North America	279	190	470	102	1	(9)	1,033
Rest of the world	45	180	133	141	14	(173)	340
Total	928	1,708	1,835	1,595	134	(354)	5,846

ICL Group Limited Quarterly Report 52

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023
Europe	432	624	613	746	126	(209)	2,332
Asia	361	539	587	257	30	(30)	1,744
South America	25	524	368	753	-	(5)	1,665
North America	349	260	614	138	2	(12)	1,351
Rest of the world	60	235	168	179	14	(212)	444
Total	1,227	2,182	2,350	2,073	172	(468)	7,536

ICL Group Limited Quarterly Report 53

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment. Goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments. The impairment test of the carrying amount of goodwill is conducted accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

	As of September, 30	As of September, 30
	2024	2023
	$ millions	$ millions
Goodwill
Phosphate Solutions	96	99
Industrial Products	91	89
Growing Solutions	345	280
Potash	19	18
Other	29	29
	580	515
Trademarks	32	32
	612	547

B. Annual impairment test

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 9.5% and a long‑term growth rate of 2.45%, reflecting the industries and markets in which the Company is engaged.

ICL Group Limited Quarterly Report 54

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2024		September 30, 2023		December 31, 2023
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	336	313	332	291	337	306
Debentures bearing fixed interest
Marketable	1,110	1,027	1,211	1,113	1,208	1,118
Non-marketable	47	45	193	189	196	194
	1,493	1,385	1,736	1,593	1,741	1,618

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	September 30, 2024	September 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	5	(16)	39
Derivatives designated as cash flow hedge, net	(21)	(36)	1
	(16)	(52)	40

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report 55

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

On April 3, 2024, and April 4, 2024, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2024-2026 in the form of about 12 million non-marketable and non-transferable options for no consideration, under the amended 2014 Equity Compensation Plan, to officers and senior managers. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months, and 36 months from the grant date. The fair value at the grant date was about $15 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 26, 2024	March 26, 2024	61	0.05
May 8, 2024	June 20, 2024	59	0.05
August 12, 2024	September 18, 2024	63	0.05
November 10, 2024 *	December 18, 2024	68	0.05

*      The dividend will be distributed on December 18, 2024, with a record date for eligibility of December 4, 2024.

ICL Group Limited Quarterly Report 56

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 18 to the Annual Financial Statements provides disclosure on an application for a class action against the Company, the Israel Corporation, and the controlling shareholder of Israel Corporation (hereinafter – the Respondents), regarding a series of allegations pertaining to, among other things, the alleged misleading and alleged violation of the Company’s reporting and disclosure obligations in the matter of the implications of the royalties claim filed in 2011, which had been conducted and settled via arbitration. In October 2024, the Tel Aviv District Court rejected this motion, including the applicant’s claim of misleading Company reports, ruling that no damage had been caused, and that the motion’s claims exceeded their statutes of limitations. The Court also ordered the plaintiff to cover part of the Respondents’ expenses, on the grounds that after investigation, the motion was found to be baseless and had multiple difficulties.

2.
Further to Note 18 to the Annual Financial Statements regarding DSW’s concession to produce minerals and chemicals from the Dead Sea, on September 16, 2024, a draft report was published by Israel’s Accountant General, for public comments, regarding the transition of ICL’s existing concession in 2030 and the grant, by the State, of a new concession in 2030. The draft report is not a binding document, and its conclusions may change following public comments and the receipt of additional information.

The draft report recommends maintaining the existing payment regime which is comprised of three ongoing sources of income for the State: royalties, corporate tax and surplus profit levy. It suggests that the State’s annual share should be approximately 50% on a multi-year average basis.

According to the draft report the tender may incorporate a minimum price, as recommended by the Naveh Report, taking into consideration the Company’s right of first refusal as anchored in Section 25 of the Concession Deed. Such minimum price is not specified in the draft. The draft also recommends that the new concession be granted for a period of more than 25 years.

In addition, the draft includes environmental considerations in formulating guidelines for the new concession, including limiting the area of the concession, and dealing with infrastructure requirements, as well as required rehabilitation efforts due to long-term environmental considerations. In order to encourage efficient use of the resources, the draft proposes imposing on the future concession holder additional costs and regulatory obligations, such as payment for quarries and groundwater. It also proposes that the definition of "natural resource" be expanded to include other minerals that may be extracted from the Dead Sea in the future.

The Company is studying the draft report and its recommendations and will submit its comments as part of the public process.

ICL Group Limited Quarterly Report 57

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

3.
Note 18 to the Annual Financial Statements provides disclosure regarding the approval of a class action concerning a limited class constituting visitors at the Bokek stream, following the application for certification of a class action filed against Rotem Israel Ltd. and Periclase, for environmental hazards which were allegedly the result of the leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream which began in the 1970s, while the Company was government owned. In accordance with the Court motion from April, the State filed its response to the motions for temporary relief measures in September. According to the response, a distinction must be made between the question of responsibility and the question of how the remedies for formulating the rehabilitation solutions are being carried out, with the latter not being under the Court’s jurisdiction but rather in the hands of the State’s certified parties. Regarding the question of responsibility, the State supports the plaintiff’ position. It was ruled that the evidentiary hearings will be held from May to July 2025.

Since the Supreme Court ruling mainly addressed preliminary questions, without discussion of the respondent’s responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgement of the district court, and were not decided on by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company’s financial statements.

In addition, in the matter of the motion for discovery of documents as a preliminary stage for a possible filing to approve a derivative action against Company officers, in October the Tel Aviv District Court ruled that the applicant had failed to meet the burden of proof for even a preliminary evidentiary basis, and no evidence had been attached to demonstrate any concrete violation on behalf of the officers. Therefore, the Court rejected the motion in its ruling and found the applicant liable for legal expenses.

4.
As part of the Company’s goal to expand its Growing Solutions’ product offerings, in July 2024, the Company completed the acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of agriculture formulations and products customized for growers, for a total consideration of $60 million, including a performance based earnout of up to $10 million. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

5.
Further to Note 18 to the Annual Financial Statements regarding an application for certification of a class action with respect to allegations concerning the Company’s failure to properly report negative developments which occurred on certain dates during the IT (the Harmonization) project, in May 2024, the District Court rendered its final ruling approving the settlement agreement between the parties for a non-material amount, fully covered by insurance. In July 2024, the agreement was granted the force of a judgement.

6.
Note 18 to the Annual Financial Statements provides disclosure regarding the unexpected flow of brine discovered above ground at the outskirts of an alluvial fan area, and the Company’s efforts to provide a solution fully coordinated with the Ministry of Environmental Protection (MOE). To the best of the Company’s knowledge, the Green Police have initiated an investigation. The Company is in discussions with the MOE regarding its outstanding requirements.

ICL Group Limited Quarterly Report 58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 11, 2024